PROSPECT CAPITAL CORPORATION

10 East 40th Street, 44th Floor

New York, New York 10016

September 10, 2012

VIA EDGAR

Larry Greene
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:                                                                          Prospect Capital Corporation

Preliminary Proxy Statement Filed on August 22, 2012
(the “Proxy Statement”)

Dear Mr. Greene:

We are in receipt of oral comments provided by you on August 29, 2012 regarding Prospect Capital Corporation’s (the “Company”) preliminary proxy statement filed on August 22, 2012.

We have considered your comments and have made the responses and amendments to the Company’s proxy statement discussed below.  For ease of reference, we have included your comments below followed by our responses.

The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff (“Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Prospect Capital Corporation

September 10, 2012

Comments

Proposal III:  Authorization of the Company to Sell or Otherwise Issue Shares of its Common Stock at a Price Below its Then Current Net Asset Value Per Share Subject to the Conditions Set Forth in This Proposal

Comment 1:               On page 22, paragraph 2, the Proxy Statement states that the Company is seeking approval so that it “may, in one or more public or private offerings of [its] common stock, sell or otherwise issue shares of common stock…” (emphasis added).  Supplementally, please inform the Staff of what other types of issuances are contemplated.

Response:  We have deleted “or otherwise issue” as the restrictions of Section 23(b) do not apply to other types of issuances that are not sales, such as under the Company’s dividend reinvestment plan.

Comment 2:               On page 22, paragraph 4, please revise the phrase “such dilution” as dilution was not previously mentioned.

Response:  We have amended the statement accordingly.

Comment 3:               On page 22, paragraph 1 below “Reasons to Offer Common Stock Below NAV Per Share,” you state that you have not “relied heavily on secured lending facilities.”  Please supplementally confirm whether you have not relied on secured lending facilities or you have not relied heavily on secured lending facilities.

Response:  We do have a secured lending facility, which is drawn down on from time to time, but we have not relied heavily on such facility.

Comment 4:               On page 22, paragraph 1 below “Reasons to Offer Common Stock Below NAV Per Share,” please disclose a discussion of the current European market disruptions, if applicable to the Company.

Response:  We do not have significant investments in Europe, but have included brief disclosure as such disruptions may affect the portfolio companies in which we may invest.

Comment 5:               Please disclose that the use of “we,” “us,” and “our” refer to the Company if such disclosure is not already in the Proxy Statement.

Prospect Capital Corporation

September 10, 2012

Response:  The first page of the Proxy Statements currently has such disclosure: “This proxy statement, or this Proxy Statement, is furnished in connection with the solicitation of proxies by the Board of Directors of Prospect Capital Corporation, a Maryland corporation (the ‘‘Company’’ or ‘‘we,’’ ‘‘us’’ or ‘‘our’’)…”

*            *            *            *

If you have any questions or comments or require any additional information in connection with the above, please telephone Brian Oswald at (212) 792-2259.

Sincerely,

Prospect Capital Corporation

/s/ Brian H. Oswald
Name: Brian H. Oswald
Title: Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary